SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                              BIOCHEM PHARMA INC.
  ---------------------------------------------------------------------------
                               (Name of Issuer)

                       Common Shares, Without Par Value
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   09058T108
  ---------------------------------------------------------------------------
                                (CUSIP Number)

                                Stephen Cowden
                              Glaxo Wellcome plc
                    Glaxo Wellcome House, Berkeley Avenue,
                     Greenford, Middlesex UB6 0NN, England
                              011-44-20-7408-8706
  ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                with copies to:

                               Walter A. Looney
                          Simpson Thacher & Bartlett
                                99 Bishopsgate
                           London EC2M 3YH, England
                              011-44-20-7422-4000

                                 July 5, 2000
  ---------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).































                              Page 2 of 14 pages

                                 SCHEDULE 13D
CUSIP No.     09058T108                                    Page 3 of 14 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome plc

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
              Joint Filing

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              England

                  7   SOLE VOTING POWER
   NUMBER OF              2,816,908 Shares
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY               Not applicable
     EACH
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                2,816,908 Shares
     WITH
                 10   SHARED DISPOSITIVE POWER
                          Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,816,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.8 %

  14     TYPE OF REPORTING PERSON*
              HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                              Page 3 of 14 pages

                                 SCHEDULE 13D
CUSIP No.     09058T108                                    Page 4 of 14 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Wellcome Limited

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
         Joint Filing

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England

                  7   SOLE VOTING POWER
   NUMBER OF               2,816,908 Shares
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY                Not applicable
     EACH
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                 2,816,908 Shares
     WITH
                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,816,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.8 %

  14     TYPE OF REPORTING PERSON*
             HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                              Page 4 of 14 pages

                                 SCHEDULE 13D
CUSIP No.     09058T108                                    Page 5 of 14 Pages

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Glaxo Wellcome Holdings Limited

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |_|
          Joint Filing

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
               Not applicable

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                          |_|

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          England

                   7   SOLE VOTING POWER
    NUMBER OF               2,816,908 Shares
     SHARES
  BENEFICIALLY     8   SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
    REPORTING      9   SOLE DISPOSITIVE POWER
     PERSON                 2,816,908 Shares
      WITH
                   10  SHARED DISPOSITIVE POWER
                            Not applicable

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,816,908 Shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.8 %

   14     TYPE OF REPORTING PERSON*
               HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                              Page 5 of 14 pages

                                 SCHEDULE 13D
CUSIP No.     09058T108                                    Page 6 of 14 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome International BV

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
         Joint Filing

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

                  7   SOLE VOTING POWER
   NUMBER OF               2,816,908 Shares
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY                Not applicable
     EACH
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                 2,816,908 Shares
     WITH
                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,816,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.8 %

  14     TYPE OF REPORTING PERSON*
              HC, CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                              Page 6 of 14 pages

                                 SCHEDULE 13D
CUSIP No.     09058T108                                   Page 7 of 14 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Glaxo Wellcome Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
         Joint Filing

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
              Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

                  7   SOLE VOTING POWER
   NUMBER OF               2,816,908 Shares
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY                Not applicable
     EACH
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                 2,816,908 Shares
     WITH
                  10  SHARED DISPOSITIVE POWER
                           Not applicable

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,816,908 Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.8 %

  14     TYPE OF REPORTING PERSON*
              CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                              Page 7 of 14 pages

          This statement on Schedule 13D relates to the common shares, without par value (the "Common Stock") of BioChem Pharma, Inc., an Ontario corporation ("BioChem"). This statement on Schedule 13D constitutes Amendment No. 5 to the Schedule 13D, as amended and supplemented (the "Schedule 13D"), originally filed with the Commission by Glaxo Wellcome Inc. (formerly known as "Glaxo Canada Inc."), an Ontario corporation, on August 5, 1991, and it amends and supplements the Schedule 13D to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Amendment No. 3 to
Schedule 13D ("Amendment No. 3") jointly filed with the Commission on June 18, 1999 by (i) Glaxo Wellcome Inc., (ii) Glaxo Wellcome International BV,
(iii) Glaxo Group Limited and (iv) Glaxo Wellcome plc.

          This is being filed jointly by (i) Glaxo Wellcome plc (the "Parent"), (ii) Wellcome Limited, (iii) Glaxo Wellcome Holdings Limited, (iv) Glaxo Wellcome International BV and (v) Glaxo Wellcome Inc. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons."

          As of the date of this filing, the Parent is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons. The Parent directly owns 100% of Wellcome Limited. Wellcome Limited owns 83.3% of Glaxo Wellcome Holdings Limited, which in turn owns 100% of Glaxo Wellcome International BV. Glaxo Wellcome International BV owns 100% of Glaxo Wellcome Inc.

          Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 to Amendment No. 3.

          The information set forth in the Exhibits referred to herein is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.


Item 4.        Purpose of Transaction

          The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

          Pursuant to the Share Purchase Agreement, dated as of June 29, 2000 (the "Share Purchase Agreement"), between Glaxo Wellcome Inc. and Power Broadcasting Inc., an Ontario corporation ("Power"), Glaxo Wellcome Inc. sold

                              Page 8 of 14 pages

2,500,000 shares of BioChem Common Stock to Power for an aggregate US$51.1 million in cash. The transaction was completed on July 5, 2000. This sale by Glaxo Wellcome Inc. was made for investment purposes. The Share Purchase Agreement is attached as Exhibit 2 hereto.

          As of December 31, 1999, based upon information set forth in the 1999 Annual Report of BioChem, there were 101,992,908 shares of BioChem Common Stock outstanding. Consequently, as a result of this transaction, Glaxo Wellcome plc, Wellcome Limited, Glaxo Wellcome Holdings Limited and Glaxo Wellcome International BV may be deemed to be indirect beneficial owners of 2,816,908 shares of BioChem Common Stock held directly by Glaxo Wellcome Inc., which shares represent approximately 2.8% of the outstanding shares of BioChem Common Stock.

          This Schedule 13D is being filed to report the effect of the Share Purchase Agreement and the fact that the Glaxo Reporting Persons now own less than five percent of BioChem Common Stock and, accordingly, will hereafter have no further obligation to report with respect to the Issuer.


ITEM 5.        Interest in Securities of the Issuer.

          The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.


ITEM 7.        Material to be Filed as Exhibits.

Exhibit 1 --   Joint Filing Agreement among Glaxo Wellcome plc, Wellcome
               Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome
               International BV and Glaxo Wellcome Inc.

Exhibit 2 --   Share Purchase Agreement, dated as of June 29, 2000, between
               Glaxo Wellcome Inc. and Power Broadcasting Inc.





                              Page 9 of 14 pages

                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2000
                                    GLAXO WELLCOME PLC


                                    By:  /s/ Simon M. Bicknell
                                         ----------------------------------
                                         Name:  Simon M. Bicknell
                                         Title:  Assistant Company Secretary

































                              Page 10 of 14 pages

                               INDEX TO EXHIBITS

Exhibit 1 --   Joint Filing Agreement among Glaxo Wellcome plc, Wellcome
               Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome
               International BV and Glaxo Wellcome Inc.

Exhibit 2 --   Share Purchase Agreement, dated as of June 29, 1999, between
               Glaxo Wellcome Inc. and Power Broadcasting Inc.








































                              Page 11 of 14 pages

                           EXHIBIT 1 TO SCHEDULE 13D

                            JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents that the
Schedule 13D filed herewith by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Schedule 13D is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.

Dated:  July 28, 2000
                                GLAXO WELLCOME PLC


                                By:   /s/ Simon M. Bicknell
                                      ----------------------------------
                                      Name: Simon M. Bicknell
                                      Title: Assistant Company Secretary



                                WELLCOME LIMITED


                                By:   /s/ Simon M. Bicknell
                                      ----------------------------------
                                      Name: Simon M. Bicknell
                                      Title: Assistant Secretary














                              Page 12 of 14 pages

                                GLAXO WELLCOME HOLDINGS LIMITED


                                By:   /s/ Victoria Llewellyn
                                      ----------------------------------
                                      Name: Victoria Llewellyn
                                      Title: Assistant Company Secretary




                                GLAXO WELLCOME INTERNATIONAL BV


                                By:   /s/ S.K. Roosjen
                                      ----------------------------------
                                      Name: S.K. Roosjen
                                      Title: Director




                                GLAXO WELLCOME INC.


                                By:   /s/Patrick M. McGrade
                                      ----------------------------------
                                      Name: Patrick M. McGrade
                                      Title: Assistant Corporate Secretary



















                              Page 13 of 14 pages

                        EXHIBIT 2 TO SCHEDULE 13D



                           GLAXO WELLCOME INC.


                                as Vendor




                                   and




                         POWER BROADCASTING INC.

                               as Purchaser







                         SHARE PURCHASE AGREEMENT

                              June 29, 2000

                            TABLE OF CONTENTS

ARTICLE 1 PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . . . . 3
     Section 1.1    Purchase and Sale   . . . . . . . . . . . . . . . . 3
     Section 1.2    Purchase Price  . . . . . . . . . . . . . . . . . . 3

ARTICLE 2 DELIVERY  . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     Section 2.1    Delivery  . . . . . . . . . . . . . . . . . . . . . 4

ARTICLE 3 REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . 4
     Section 3.1    Vendor's Representations and Warranties   . . . . . 4
     Section 3.2    Purchaser's Representations and Warranties  . . . . 5

ARTICLE 4 COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     Section 4.1    Taxes   . . . . . . . . . . . . . . . . . . . . . . 6
     Section 4.2    Covenants of the Vendor   . . . . . . . . . . . . . 6
     Section 4.3    Covenants of the Purchaser  . . . . . . . . . . . . 6

ARTICLE 5 SURVIVAL  . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     Section 5.1    Survival  . . . . . . . . . . . . . . . . . . . . . 6

ARTICLE 6 CONDITIONS OF DELIVERY  . . . . . . . . . . . . . . . . . . . 7
     Section 6.1    Conditions for the Benefit of the Purchaser   . . . 7
     Section 6.2    Conditions for the Benefit of the Vendor  . . . . . 8

ARTICLE 7 MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . 9
     Section 7.1    Notices   . . . . . . . . . . . . . . . . . . . . . 9
     Section 7.2    Time of the Essence   . . . . . . . . . . . . . . . 9
     Section 7.3    Announcements   . . . . . . . . . . . . . . . . .  10
     Section 7.4    Third Party Beneficiaries   . . . . . . . . . . .  10
     Section 7.5    Expenses  . . . . . . . . . . . . . . . . . . . .  10
     Section 7.6    Amendments  . . . . . . . . . . . . . . . . . . .  10
     Section 7.7    Waiver  . . . . . . . . . . . . . . . . . . . . .  10
     Section 7.8    Entire Agreement  . . . . . . . . . . . . . . . .  11
     Section 7.9    Further Assurances  . . . . . . . . . . . . . . .  11
     Section 7.10   Successors and Assigns  . . . . . . . . . . . . .  11
     Section 7.11   Severability  . . . . . . . . . . . . . . . . . .  11
     Section 7.12   Governing Law   . . . . . . . . . . . . . . . . .  11
     Section 7.13   Counterparts  . . . . . . . . . . . . . . . . . .  12

                         SHARE PURCHASE AGREEMENT

     Share Purchase Agreement dated June 29, 2000, between Glaxo
Wellcome Inc. (the "Vendor") and Power Broadcasting Inc. (the
"Purchaser").

     RECITALS:

     (a) The Vendor is the registered and beneficial owner of 5,316,908 issued and outstanding common shares (the "Owned Shares") in the capital of BioChem Pharma Inc. (the "Company");

     (b) The Vendor wishes to sell and the Purchaser wishes to purchase 2,500,000 of the Owned Shares upon and subject to the terms and conditions of this Agreement. In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:


                       ARTICLE 1
                   PURCHASE AND SALE

Section 1.1    Purchase and Sale.

     Subject to the terms and conditions of this Agreement, the Vendor hereby sells, assigns and transfers to the Purchaser and the Purchaser hereby purchases from the Vendor 2,500,000 of the Owned Shares (the "Purchased Shares").

Section 1.2    Purchase Price.

     The purchase price payable by the Purchaser to the Vendor for the Purchased Shares shall be U.S.$ 20.44 for each Purchased Share for an aggregate purchase price of U.S.$ 51,100,000.00 (the "Purchase Price"). The Purchase Price shall be paid on the Delivery Date in immediately available funds by wire transfer to the following account:

     Bank of America NT & SA
     One World Trade Center
     10th Floor
     New York City
     New York 10048-1191

     ABA No 026009593

For account of Canadian Imperial Bank of Commerce
               Main Branch, Toronto, Canada
               A/C No. 6550-8-26157

For account of Glaxo Wellcome Inc.
Account No          02-95418
Transit No          00002
against delivery to the Purchaser of a share certificate evidencing the Purchased Shares duly registered in the name of the Purchaser or a nominee to be designated by Purchaser by 9h00 (Montreal time) on June 30, 2000.


                            ARTICLE 2
                            DELIVERY

Section 2.1    Delivery.

     The delivery of the certificate evidencing the Purchased Shares referred to in shall be made in escrow for release upon confirmation of receipt of the Purchase Price from the Vendor to Goodman Phillips & Vineberg, Suite 2600, 1501 McGill College Avenue, Montreal, Quebec, at 10:00 a.m. (Montreal time) on the 5th day of July, 2000, or at such other time and place as may be agreed upon in writing by the parties (the "Delivery Date").


                            ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES

Section 3.1    Vendor's Representations and Warranties.

     The Vendor represents and warrants as follows to the Purchaser at the date hereof and as at the Delivery Date and acknowledges that the Purchaser is relying upon such covenants, representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

     (a) Incorporation and Authority. The Vendor is a corporation incorporated, organized and existing under the laws of the Province of Ontario and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement;

     (b) Status of Vendor. The Vendor is not a person who, by virtue of its status under any applicable laws, is restricted or prohibited from trading in securities of the Company;

     (c) Purchased Shares. The Purchased Shares are owned by the Vendor as the registered and beneficial owner, free and clear of all liens, charges, encumbrances and any other rights of others and the Purchased Shares have been held by the Vendor for more than twelve (12) months;

     (d) Securities Matters. The sale of the Purchased Shares is not from a holding of a person or company or combination of persons or companies referred to in clause (c) of the definition of "distribution" in subsection 1 (1) of the Securities Act (Ontario) and is not by an "affiliate" of the Company as defined in Rule 144 under the United States Securities Act of 1933;

     (e) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms;

     (f) No Other Agreements to Purchase. Except for the Purchaser's rights under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege
          (whether by law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from the Vendor of any of the Purchased Shares;

     (g) Residence. The Vendor is a resident of Canada for the purposes of the Income Tax Act (Canada);

     (h) Material Disclosure. The senior management of the Vendor is not aware of any publicly undisclosed material fact concerning the drugs 3TC and Lamivudine which would, if disclosed, reasonably be expected to have a significant effect on the market price or value of the common shares of BioChem Pharma Inc.; and

     (i) Non-Public Information. In addition to the foregoing, the Vendor hereby confirms that it and Glaxo Wellcome plc or its successor are not aware of any material non-public information concerning BioChem Pharma Inc. or its business, affairs or securities, other than the transactions contemplated herein.

Section 3.2    Purchaser's Representations and Warranties.

     The Purchaser hereby represents and warrants to the Vendor at the date hereof and as at the Delivery Date and acknowledges that the Vendor is relying on such covenants, representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

     (a) Incorporation and Authority. The Purchaser is a corporation incorporated, organized and existing under the laws of Canada and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement;

     (b) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms; and

     (c) Status of Purchaser. The Purchaser is a wholly-owned subsidiary of Power Corporation of Canada whose shares are listed on the Toronto Stock Exchange.





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

                              ARTICLE 4
                              COVENANTS

Section 4.1    Taxes.

     The Purchaser does not assume and shall not be liable for any taxes under the Income Tax Act (Canada) or any other taxes whatsoever which may be or become payable by the Vendor including, without limiting the generality of the foregoing, any taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Purchased Shares, and the Vendor shall indemnify and save harmless the Purchaser from and against all such taxes.

Section 4.2    Covenants of the Vendor.

     The Vendor shall ensure that the representations and warranties of the Vendor set forth in are true and correct and shall be so as of the Delivery Date and that the conditions of delivery for the benefit of the Purchaser set forth in over which the Vendor has reasonable control have been performed or complied with on the Delivery Date.

Section 4.3    Covenants of the Purchaser.

     The Purchaser shall ensure that the representations and warranties of the Purchaser set forth in are true and correct and shall be so as of the Delivery Date and that the conditions of delivery for the benefit of the Vendor set forth in over which the Purchaser has reasonable control have been performed or complied with on the Delivery Date.


                              ARTICLE 5
                              SURVIVAL

Section 5.1    Survival.

     The respective covenants, representations and warranties of the Vendor and Purchaser contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions herein provided for shall survive the delivery of the Purchased Shares herein provided for and, notwithstanding such delivery, and regardless of any investigation by or on behalf of the Purchaser or Vendor respectively with respect thereto, shall continue in full force and effect for the benefit of the Purchaser and Vendor.


                             ARTICLE 6
                       CONDITIONS OF DELIVERY

Section 6.1    Conditions for the Benefit of the Purchaser.

(1) The payment by the Purchaser of the Purchase Price for the Purchased Shares is subject to the following conditions to be fulfilled or performed on the Delivery Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

          (a) The covenants, representations and warranties of the Vendor as set forth in shall be true and correct as of the Delivery Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date;

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

          (b) The Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor on Delivery Date;

          (c)  The Purchaser shall be furnished with

               (i) a certificate of the President and CEO of the Vendor as to compliance by the Vendor with and ; and

               (ii) a legal opinion of counsel to the Vendor dated June
                    29th, 2000 as to the accuracy of Sections 3.1 (a),
                    (b), and (e) and that no regulatory approvals, consents or notifications were required to permit the Purchased Shares to be duly and validly transferred to the Purchaser;

          (d) The Vendor shall deliver or cause to be delivered to the Purchaser a share certificate representing the Purchased Shares duly registered in the name of the Purchaser or its nominee; and

          (e) Glaxo Wellcome plc or its successor shall deliver to the Purchaser a letter dated as of the date hereof to the same effect as referred to in in respect of its own senior management.

(2) In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser on or prior to the Delivery Date shall not have been performed or complied with on or prior to the Delivery Date, the Purchaser may, without limiting any other right that the Purchaser may have, rescind this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

Section 6.2    Conditions for the Benefit of the Vendor.

(1) The delivery of the certificate evidencing the Purchased Shares by the Vendor is subject to the following conditions to be fulfilled or performed on the Delivery Date which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

     (a) The covenants, representations and warranties of the Purchaser, as set forth in shall be true and correct as of the Delivery Date with the same force and effect as if such covenants, representations and warranties had been made on and as of such date;

     (b) The Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be

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

          performed or complied with by the Purchaser on the Delivery
          Date;

     (c) The Vendor shall have been furnished with an opinion of counsel to the Purchaser as to the matters referred to in and
          (b);

     (d) No regulatory approvals, consents or notifications were required to permit the Purchased Shares to be duly and validly purchased by the Purchaser.

(2) In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor on or prior to the Delivery Date shall not have been performed or complied with on or prior to the Delivery Date, the Vendor may, without limiting any other right that the Vendor may have, rescind this agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.


                              ARTICLE 7
                            MISCELLANEOUS

Section 7.1    Notices.

     Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it personally or by courier or by sending it by facsimile or other similar form of recorded communication addressed:

         (a)      to the Purchaser at:

                  751 Victoria Square
                  Montreal, Quebec
                  H2Y 2J3

                  Attention:   Peter Kruyt, President
                  Telephone:   (514) 286-7411
                  Facsimile:   (514) 286-7464

         (b)      to the Vendor at:

                  7333 Mississauga Road North
                  Mississauga, Ontario
                  L5N 6L4

                  Attention:   Paul Lucas
                  Facsimile:   905-819-3097



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

Any such communication shall be deemed to have been validly and effectively given (i)_if personally delivered or delivered by courier, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next business day, or (ii)_if transmitted by facsimile or similar means of recorded communication on the business day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

Section 7.2    Time of the Essence.

     Time shall be of the essence of this Agreement.

Section 7.3    Announcements.

     Any press release or public statement or announcement (a "Public Statement") with respect to the transaction contemplated in this Agreement shall be made only with the prior written consent and joint approval of the Vendor and the Purchaser unless such Public Statement is required by law or by any stock exchange or market, in which case the party required to make the Public Statement shall use its best efforts to obtain the approval of the other party as to the form, nature and extent of the disclosure and, if so requested by the other party, to obtain confidential treatment for such disclosure.

Section 7.4    Third Party Beneficiaries.

     The Vendor and the Purchaser intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any person other than the parties to this Agreement, and no person, other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 7.5    Expenses.

     Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement and the transactions contemplated therein shall be paid by the party incurring such expenses.

Section 7.6    Amendments.

     Subject to, this Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor and the Purchaser.

Section 7.7    Waiver.

(1) No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or

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

     not similar); nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver.

(2) No failure on the part of the Vendor or the Purchaser to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

Section 7.8    Entire Agreement.

     This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect thereto. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement except as specifically set forth herein and therein, and neither the Vendor nor the Purchaser has relied on nor is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

Section 7.9    Further Assurances.

     The parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as either may reasonably require to effectively carry out or better evidence the full intent and meaning of this Agreement.

Section 7.10   Successors and Assigns.

(1) This Agreement shall become effective when executed by the Vendor and the Purchaser and after that time shall be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective successors and permitted assigns.

(2) This Agreement or any of the rights or obligations under this Agreement may only be assigned by either party with the consent of the other party, not to be unreasonably withheld or delayed.

Section 7.11   Severability.

     If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

Section 7.12   Governing Law.

     This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereby attorn to the jurisdiction of the courts of the Province of Ontario.

Section 7.13   Counterparts.

     This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

     Les parties a la presente reconnaissent avoir exige qu'elle soit redigee en anglais et s'en declarent satisfaits.

     IN WITNESS WHEREOF the parties have executed this Share Purchase
Agreement.

                                    GLAXO WELLCOME INC.

                                    By: Paul N. Lucas
                                        ______________________________________
                                           Authorized Signing Officer

                                    By: Patrick M. McGrade
                                        ______________________________________
                                           Authorized Signing Officer


                                    POWER BROADCASTING INC.

                                         Peter Kruyt
                                    By:_______________________________________
                                            Authorized Signing Officer

                                         Yvon Chouinard
                                    By:_______________________________________
                                            Authorized Signing Officer





















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